JPMORGAN TRUST IV

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 5, 2019

Mr. Ray Be

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Trust IV (the “Trust”)

File Nos. 333-208312; 811-23117

Post-Effective Amendment No. 78

Dear Mr. Be:

This letter is in response to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) that you provided by telephone on April 16, 2019 in connection with the Post-Effective Amendment No. 78 to the registration statement on Form N-1A (the “Registration Statement”) of the Trust, which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 26, 2019 with respect to the JPMorgan Macro Opportunities Fund (the “Fund”), a series of the Trust. For your convenience, we have restated your comments below followed by our responses. We will incorporate the changes referenced below into the Registration Statement of the Trust that will be filed by the Trust pursuant to Rule 485(b) under the Securities Act of 1933 on or about June 12, 2019. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statement.

PROSPECTUS COMMENTS

1.	Comment: Please confirm supplementally that the fee waivers referenced in the fee table will be in effect for at least one year from the date of the prospectus.

Response: The Trust confirms that the fee waiver/expense reimbursement arrangement described in the footnote to the fee table will be in effect for at least one year from the effective date of the prospectus.

2.

Comment: The “What are the Fund’s main investment strategies” section currently contains disclosure that states that for investments in passive exchange-traded funds (“ETFs”), the adviser expects to use a J.P. Morgan ETF unless the adviser determines the investment is not available. Please supplementally explain how the adviser’s selection process for investments in passive ETFs is consistent with its fiduciary duties.

Response: The “What are the Fund’s main investment strategies” section of the Prospectus makes clear that, to the extent the Fund invests in ETFs “the adviser expects to use a J.P. Morgan ETF unless the adviser determines the investment is not available” for investment. Because making these investments is expressly contemplated by the Fund’s principal investment strategy and will be made in accordance with applicable requirements of the Investment Company Act of 1940, as amended (the “Investment Company Act”), for example, in reliance on Section 12(d)(1)(G), making these investments is consistent with the adviser’s fiduciary duties. The adviser will consider an affiliated passive ETF available for potential investment by the Fund only if the ETF meets all of the adviser’s internal portfolio construction requirements, including, but not limited to, the index it tracks, how closely it tracks that index, and pricing.

3.

Comment: The Staff notes that the disclosure regarding the Fund’s investment strategies and risks in the “Risk/Return Summary” section of the prospectus (as required by Item 4 of Form N-1A) appears to be different from the disclosure regarding the Fund’s investment strategies and risks in the “More About the Fund” section (as required by Item 9 of Form N-1A). Please reconcile these disclosures and identify principal strategies from additional strategies.

Response: The Trust has reviewed the disclosure and believes it is appropriate as drafted. The “Risk/Return Summary” section contains information responsive to Item 4 of Form N-1A, as it summarizes how the Fund intends to achieve its investment objective by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally). Additionally, it summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, and total return. While there are some differences in language used in the “Risk/Return Summary” section and the “More About the Fund” section, the Trust believes that the summary section provides in a clear and concise manner “the key information that is important to an investment decision,” and that the “More About the Fund” section includes additional detail. Therefore, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

4.

Comment: The Staff notes that the “What are the Fund’s main investment strategies?” section states that “[t]he Fund may invest in any region or country, including emerging markets….” Please include disclosure on how the Fund defines “emerging markets.”

Response: The disclosure will be revised in response to this comment.

5.

Comment: The “What are the Fund’s main investment strategies? – Investment Process” section refers to how the “adviser’s dedicated global macro investment team collaborates with its multi-asset strategists, economists and research analysts to arrive at a set of macro themes.” Please provide a plain English definition of what is meant by “macro themes.”

Response: The disclosure will be revised in response to this comment.

6.	Comments relating to the Fund’s Cayman Subsidiary (the “Subsidiary”):

(a)	Comment: Please disclose that the Fund will comply, with respect to investment policies, capital structure and leverage, on an aggregate basis with the Subsidiary.

Response: The Trust hereby confirms that the Fund will comply with the Investment Company Act with respect to investment policies adopted under Section 8 of the Investment Company Act and capital structure and leverage under Section 18 of the Investment Company Act on an aggregate basis with the Subsidiary. The “More About the Fund – Additional Information About the Fund’s Investment Strategies” section currently discloses that the Subsidiary “would otherwise be subject to the same fundamental, non-fundamental and certain other investment restrictions as the Fund.”

(b)

Comment: Please supplementally confirm that the Subsidiary will comply with the Investment Company Act’s provisions relating to affiliated transactions and custody of its assets. Please also include disclosure identifying the custodian of the Subsidiary’s assets.

Response: The Subsidiary, together with the Fund, will comply with the Investment Company Act’s provisions relating to affiliated transactions and custody of its assets. Prior to commencing the use of a Subsidiary, the Fund will supplement its Registration Statement to identify the Subsidiary’s custodian.

(c)

Comment: Please describe supplementally the Fund’s basis for determining that the income it receives from the Subsidiary is qualifying income under the Internal Revenue Code of 1986, as amended (the “Code”).

Response: As disclosed in the “More About the Fund – Additional Risks – Subsidiary Risk” section, the Fund has not received its own private letter ruling relating to a determination that the income the Fund receives from the Subsidiary will be qualifying income under the Code. The disclosure further states that the Fund will rely on the principles underlying the private letter rulings issued to other registrants on similar facts.

(d)	Comment: Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

Response: The Trust hereby confirms that the financial statements of the Subsidiary will be consolidated with the financial statements of the Fund.

(e)	Comment: Please file the investment advisory agreement for the Subsidiary as an Exhibit to the Registration Statement.

Response: As the Subsidiary has not yet been formed, a form of investment advisory agreement will be filed as an Exhibit to the Registration Statement and the executed version will be included in a subsequent filing.

(f)	Comment: Please confirm supplementally that (1) the Subsidiary and its board of directors (the “Subsidiary Board”) will agree to designate an agent for service of process in the United States and (2) the Subsidiary and the Subsidiary Board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder.

Response: The Trust hereby confirms that (1) the Subsidiary and the Subsidiary Board will agree to designate an agent for service of process in the United States and (2) the Subsidiary and the Subsidiary Board will agree to inspection by the Staff of the Subsidiary’s books and records which will be maintained in accordance with Section 31 of the Investment Company Act and rules thereunder.

7.

Comment: In the “More About the Fund – Additional Information about the Fund’s Investment Strategy – Securities Lending” section, please clarify the statement regarding loan collateral in connection with the Fund’s investment limitations.

Response: We have reviewed the disclosure and respectfully believe that the disclosure is appropriate.

8.

Comment: The Staff notes that the “More About the Fund – Additional Information about the Fund’s Investment Strategies” section indicates that the Fund may invest in non-affiliated ETFs and notes the percentage limitations with respect to the Fund’s investment in non-affiliated ETFs. The disclosure also states that “ETFs that are not structured as investment companies as defined in the Investment Company Act are not subject to these percentage limitations.” Please explain supplementally what is meant by “ETFs that are not structured as investment companies.”

Response: The above-referenced disclosure refers to other types of exchange-traded products that are not registered under the Investment Company Act, such as exchange-traded commodity funds.

9.

Comment: The Staff notes that the “More About the Fund – Additional Information About the Fund’s Investment Strategies” section states that “[t]he Fund may, in the future, invest in commodity-linked derivative instruments…” Please clarify whether the Fund’s investment in commodity-linked derivative instruments is a principal or additional investment strategy for the Fund.

Response: The Fund’s investment in commodity-linked derivative instruments is not currently a principal investment strategy of the Fund. The Trust does not believe any changes to the disclosure are necessary at this time in response to this comment.

10.

Comment: The “More About the Fund – Investment Risks – Main Risks – Derivatives Risk” section states that “[i]nvesting in derivatives and engaging in short sales will result in a form of leverage, which may be significant.” If the use of leverage is a principal investment strategy of the Fund, please include additional disclosure in the “Risk/Return Summary – What are the Fund’s main investment strategies?” section. Also, please clarify whether the Fund intends to use leveraged ETFs or inverse ETFs and, if so, include corresponding risk disclosure regarding the Fund’s investment in leveraged ETFs and inverse ETFs.

Response: The Trust believes that the Fund’s use of leverage and related risks are appropriately disclosed. The Fund will not invest in leveraged ETFs or inverse ETFs as a principal strategy. Therefore, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

11.

Comment: The Staff notes that the “More About the Fund – Investment Risks – Main Risks – Mortgage-Related and Other Asset-Backed Securities Risk” section includes disclosure about “sub-prime” mortgages. If investments in sub-prime mortgages are principal investments of the Fund, please include appropriate disclosure in the “Risk/Return Summary – What are the Fund’s main investment strategies?” section.

Response: Investments in “sub-prime” mortgages are not principal investments for the Fund. Therefore, the Trust respectfully declines to make any changes to the disclosure in response to this comment.

12.

Comment: The Staff notes that the “More About the Fund – Investment Risks – Additional Risks – Convertible Securities Risk” section indicates that the Fund may invest in contingent convertible securities (“CoCos”). Please provide supplementally the percentage of assets the Fund intends to invest in CoCos.

Response: The Fund anticipates that its investments in CoCos will be less than 5% of the Fund’s assets and that CoCos will not be used as part of the Fund’s principal investment strategy.

13.

Comment: The Staff notes that the “More About the Fund – Investment Risks – Additional Risks – Securities Lending Risk” section includes a discussion of underlying funds. Please consider clarifying this disclosure, as it is unclear why underlying funds are being referenced here.

Response: The disclosure will be revised in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

14.

Comment: The disclosure in the “Investment Policies” section states that the Fund’s “fundamental investment policy regarding industry concentration …does not apply to securities issued by other investment companies.” Please note that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels.

Response: The Trust believes that the Fund’s policy on concentration, as described in the SAI, complies with applicable legal requirements and SEC Staff guidance, and that the Fund is not required to “look through” underlying investment companies in which the Fund invests for purposes of complying with its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including as a result of significant exposure to a particular industry or group of industries, the Trust will consider whether any changes to the Fund’s disclosures are necessary or appropriate in connection with such exposure.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary